October 1, 2013

Tom Kluck

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Windaus Global Energy, Inc.
Amendment No.1 to Form 8-K
Filed August 16, 2013

File No: 000-54360

Dear Mr. Kluck:

On behalf of Windaus Global Energy, Inc. (the “Registrant”) and in response to the comments set forth in your letter dated September 16, 2103, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 3 to the captioned Form 8-K (the “Amendment”). We note that Amendment No. 2 to the Form 8-K was previously filed on September 4, 2013, to provide certain of the information later requested in your letter. Factual information provided herein has been provided to us by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment for your review.

Item 1.01 Entry into a Material Definitive Agreement

1.	Please revise to explain the relationship, if any, of the company and WindStream Technologies, Inc. and its affiliates, including Mr. Bates, prior to the transaction. Refer to 1.01(a)(1) of Form 8-K.

RESPONSE:

Item 1.01 has been revised in the Amendment at page 4 as follows:

“WindStream Technologies was originally established in 2008 as a California “C” corporation by Daniel Bates and there was no prior relationship between Mr. Bates or WindStream Technologies, Inc., or any of its officers or directors, on one hand, and Windaus Global Energy or any of its officers or directors, on the other hand.”

2.	Please supplement your disclosure in this section to explain how the consideration was determined and when negotiations began between the company and Windaus Global Energy, Inc.. Refer to 1.01(a)(2) of Form 8-K.

RESPONSE:

Item 1.01 of the Amendment has been revised to include the following expanded disclosure at page 4:

“The negotiations between the Company and WindStream began in late February 2013, although no term sheet, letter of intent or other expression or memorialization of terms was executed until the Share Exchange Agreement was executed and delivered. The share exchange ratio was determined by negotiation and without reference to any third party valuation of either entity. The boards of directors of each company considered the current stock price of Windaus Global Energy, Inc., the current revenues and earnings of each company and the business prospects of each company in establishing the exchange rate in the share exchange.”

(1)

3.	Please revise to clarify whether shareholder approval was required for this business combination and, if so, how you obtained such approval. If you determined that shareholder approval was not required, please tell us your basis for such determination.

RESPONSE:

The transaction for which the Form 8-K was filed on May 28, 2013,and the Form 8-K/A was filed on August 16, 2013, was a share exchange and not a merger of two entities. As a result, shareholder approval was not required for the business combination. As is reflected in the Share Exchange Agreement, the two companies, Windaus Global Energy, Inc. and WindStream Technologies, Inc. were neither merged nor consolidated. The WindStream Technologies, Inc. shareholders simply exchanged their shares for common shares of Windaus Global Energy, Inc. Both companies are still in existence, have their separate tax ID number, etc. and no plan of merger or related documents were filed with the relevant Secretary of State to consummate the transaction. Neither California law (in the case of WindStream Technologies, Inc.) nor Wyoming law (in the case of Windaus Global Energy, Inc.) required that these entities obtain shareholder approval for this type of share exchange transaction.

The boards of directors of both entities approved the Share Exchange Agreement and the transactions contemplated thereby, and WindStream Technologies, Inc. had each shareholder approve and execute the Share Exchange Agreement.

Item 1.01 of the Amendment has been clarified to include the foregoing disclosure at page 4.

Item 2.01 Completion of Acquisition or Disposition of Assets

General

4.	Please revise to fully describe the terms of the convertible promissory notes. Please also discuss in greater detail the company’s use of the debt [and] any affiliation between the debt holders and the company.

RESPONSE:

Items 1.01 and 3.02 of the Amendment have been revised to include the following amended description of the convertible promissory notes at pages 5 and 41:

“On June 1, 2013, WindStream entered into subscriptions agreements with five accredited investors for the issuance of convertible promissory notes in the aggregate principal amount of $550,000. The notes bear interest at 8% and are due on June 1, 2014. A default interest rate equal to 12% will apply in the event of default. The notes may be pre-paid at any time. The notes are convertible at any time prior to payment in full at the sole option of the holders thereof into shares of common stock at a conversion price of $0.25 per share. The conversion price will adjust in the event of stock dividends, splits and the like. Events of default include failure to make timely payments of principal or interest and certain events of bankruptcy and insolvency. In addition, warrants were issued together with the notes entitling the holders to purchase up to an aggregate of 1.6 million shares of common stock of the Company at $0.25 per share. The accompanying warrants are exercisable until June 30, 2106. The exercise price will adjust in the event of stock dividends, splits and the like. The warrants may be exercised for cash only. Piggy-back registration rights were are also granted with respect to the warrant shares. The proceeds of the note and warrant offering was used by the company for general working capital purposes. There was no prior affiliation between the company and the note holders. Each note holder is an accredited investor, as such term is defined in the Securities Act.”

We also updated the “Subscription Agreements” section to include recent issuances.

(2)

5.	Please revise to discuss your consulting services arrangement in greater detail, including the scope of services and the parties with whom you have entered into this arrangement. Please also tell us why you have not filed such arrangements with your 8-K. We may have further comment.

RESPONSE:

Items 1.01 of the Amendment has been revised to include the following description of the company’s consulting arrangements at page 5:

“Prior to the Original Share Exchange, [Windaus (Ontario)] entered into a consulting agreement with 9595 Wilshire Group Inc. for financial advisory and merger and acquisition consulting services, including making introductions to a public vehicle for the share exchange transaction, and making introductions to potential merger and acquisition targets. In exchange for such services, the Company issued to consultant approximately 3.86 million shares of common stock prior to the Closing Date. The amount of such shares was determined by [Windaus (Ontario)]. The Company honored [Windaus (Ontario)’s] obligation under the agreement to issue shares, but the consulting agreement is no longer in effect and has no material continuing obligations.

We entered into a consulting agreement with Caro Capital on April 30, 2013, of the provision of investor and public relations services. In consideration of such services, we issued to the consultant 500,000 shares of common stock for a nominal price. No other consideration is payable and we do not believe that this agreement is material to the Company.”

Business of WindStream

Overview

6.	Please explain what you mean by “urban setting” regarding your targeting sector.

RESPONSE:

Item 2.01 of the Amendment has been revised to include the following expanded explanation of the term “urban setting” at page 6:

“WindStream’s original concept was to create a small wind product (defined as 100KW or less) that could be easily deployed in the average city setting (i.e., an “urban setting”) where roof top surfaces and building height and code must be considered.”

7.	Also, explain the “return of investment” that you anticipate that customers will experience and explain what constitutes “low wind environments.”

RESPONSE:

Item 2.01 of the Amendment has been revised to include the following expanded explanation of the terms “return on investment” and “low wind environment” at page 7:

“The return on investment, or ROI, for a customer is generally the value of ownership of our products, in terms of energy cost savings, rebates and the like, less the cost of the product. The ROI the customer will experience depends on several factors and varies from installation to installation. The main drivers affecting ROI are the users cost of utility supplied energy and the available renewable resources at the installation site. In the US the average cost of electricity is $0.12 kWh, in Jamaica, that same kWh costs $0.43, so the Jamaican customer will have a 4 times faster payback, approximately. The cost of the device also must be considered in calculating the ROI and we believe that our products are the least expensive renewable energy devices on the market today.

The available resources also play an important factor in the calculation of the ROI, the more sun and wind available, the more energy that will be created and the quicker the payback. We recommend a solar irradiance factor of 4 hours per day or more and a wind speed of 4-5 meters per second. Estimates of wind power density are often presented as wind class ranging from 1 to 7, such as in the Wind Energy Resource Atlas of the United States, with Class 1 having a speed of 0-4.4 meters per second and class 7 having a speed of 7-9.4 meters per second. As stated, our equipment is designed for wind speeds as low 4-5 meters per second, which is in classes 1 and 2.

(3)

Pricing

8.	We note that your product has undergone adjustments over the course of each respective life cycle. Revise to clarify if this applies to both the TurboMills and SolarMills products and further explain the changes in each phase.

RESPONSE:

Item 2.01 of the Amendment has been revised to include the following expanded disclosure at page 8:

“Price adjustments to the TurboMill have come as a result of the final technology solution being arrived at and the Bill of Materials being settled upon and then adding a margin for the Company. This process will be revised continually as the Company increases its sales and can leverage the demand for the product with its vendors and increased volumes and buying power.

WindStream also pays attention to manufacturing process that can be streamlined to reduce cost everywhere it can for all product lines. Additional tooling may, in some cases, reduce labor costs or piece part pricing from our suppliers. Bulk buying of other raw materials can reduce cost and that reduction may be reflected in the price the Company charges for all of its products.”

Suppliers/Manufacturers

9.	We note that you expect to capitalize on efficiencies through the use of certain tooling and supply facilities. Pleases supplement your disclosure in this section to identify and discuss relationships, if any, that the company has with any of such facilities.

RESPONSE:

Item 2.01 of the Amendment has been revised to include the following expanded disclosure at page 9:

“ The Company has many relationships with contract manufacturers that will be expanded upon as it moves forward. These vendors will be contracted to make new and additional tools that will streamline the process of building the Company’s products. For example, the turbines are made specifically for WindStream by a manufacturer in Chicago, Lindy Manufacturing. The tool to create the turbine blade is a progressive tool that is customized for production of our products and can be moved to one or manufacturers. This tool has many stations and features as it works its way through the metal stamping process. There are some features in the process that require a “hand transfer” (moving the part from one machine to the next). Additional tooling will be made that will fit into the progressive die and negate the need for the hand transfer, driving down labor costs and adding efficiencies. This same methodology will be implemented on all of the parts that the Company has contracted for and will significantly reduce the points of labor that go into the production costs of the products. As a result of the portability of our turbine manufacturing tool, we have the flexibility to use the one or more manufacturers with whom we believe gives us the best price and service. We have no long term contracts with any manufacturer, and we believe that loss of any manufacturer would not be material to our business or results of operations.”

The Wind Energy Industry

10.	Please provide us with support for all quantitative and qualitative business and industry data used in this section, including, but not limited to, reports prepared by the World Wind Energy Association and American Wind Energy Association as well as general market research regarding the use and availability of wind power and current energy consumption. Please also highlight the specific portions that you are relying upon so that we can reference them easily.

RESPONSE:

The supporting documents that have been referenced in compiling the data used by the Company to evaluate the market have been provided under separate cover by U.S mail, postage prepaid, and as a result, you will receive such documents within a few days of the date hereof.

(4)

Government Initiatives/Regulation

11.	We note your discussion in this section of initiatives in place to encourage the development and use of renewable energy sources. Please revise your disclosure in these sections to describe in greater detail all specific existing state-level laws and regulations, if any, that currently govern your business and may have a significant impact on your business going forward.

RESPONSE:

Item 2.01 of the Amendment has been revised to include the following expanded disclosure at page 11:

“Government Initiatives/Regulation

Federal

Currently there is no Federal-level regulation that specifically controls the sale, distribution and installation of small wind turbines beyond general small business regulations. The Public Utility Regulatory Policies Act of 1978, or PURPA, requires utilities to interconnect and purchase energy from small wind systems. Individual utilities are permitted to regulate that process.

There is a Federal tax credit available to installers of small wind systems. Owners of small wind systems with 100 kW of capacity and less can receive a credit for 30% of the total installed cost of the system, not to exceed $4,000. The credit was available beginning October 3, 2008, the day the bill was signed into law, through December 31, 2016. For turbines used for homes the credit is additionally limited to the lesser of $4,000 or $1,000 per kW of capacity.

The American Recovery and Reinvestment Act of 2009 allocated $18.5 billion to fund “Energy Efficiency and Renewable Energy.” In an important step toward realizing the goals set forth by President Obama, the Department of Energy (DoE) has stated that this renewed interest in alternative energy has led the government to look for innovative companies and technologies that can meet the challenges set forth by the administration. One such goal is to find solutions for the supplementation of residential power needs through the use of solar and wind power. Per the DoE, “we are looking for any augmentation of power, using wind as the source that can offset as little as 5% of a home’s power requirement.”

State and Local

Each state is responsible for regulating the sale, installation and interconnection of alternative energy within their state. There are currently several state level renewable and efficiency incentive programs, as outlined in The Database of State Incentives for Renewables and Efficiencies at www.dsireusa.org.  Although we do not believe that our products qualify for any state incentive programs currently, we are directing research and development efforts at product revisions that could allow for certification for potentially several state incentive programs.  We can not, however, provide any assurances that we will be able to qualify for such state incentives.  We currently sell our products primarily to customers such as municipalities and educational institution that have not expressed interest in incentive programs.  If we can obtain state certifications in the future, we may be able to sell our products to customers for whom state incentives are necessary to achieve their targeted return on investment in our products.  In addition, state and local incentive programs are being developed rapidly and we believe that such programs in the future will target and benefit wind energy technologies such as ours, although no assurances can be given as the timing or effectiveness on our business of any such programs, if any.

The Company is currently pursuing all sources of government and institutional support in its effort to fully capitalize, market, and promote the Company and its products, including now existing relationships with the Department of Energy, Department of Commerce, the State Department, the World Bank, OPIC, IADB, and EXIM Bank.”

Sales, Marketing and Distribution

12.	We note your references in this section to targeted consumers/applications. Please note that it is generally inappropriate to include pictures that are not representative of your current services. Please revise or advise.

RESPONSE:

Item 2.01 of the Amendment has been revised to remove the referenced pictures.

13.	We note that the company has entered into several initial distribution arrangements. In this section, revise to discuss whether these agreements are in writing, the main terms of such arrangements and consider whether such agreement must be filed as material agreements. With respect to your current arrangements, explain your ongoing obligations/responsibilities. Are your products self-sustaining or do you provide maintenance for the units? Please note that this comment applies to agreements that you currently have entered into in each of your targeted markets. We may have further comment.

RESPONSE:

Item 2.01 of the Amendment has been revised to include the following expanded disclosure at page 13:

“The Company has entered into two distribution agreements: HG Energy for Italy and select countries in the EU and Jamaica Public Service Company (JPSCo) for exclusive rights to distribute the products throughout the Caribbean. Pursuant to these agreements, the distributor may order products from WindStream and the distributor is responsible for all sales and marketing costs and any associated service and maintenance. The products will be ordered under a Purchase Order, and WindStream agrees to delivery dates and then the products are paid for with deposit and final payment FOB Indiana. These agreements have not yet resulted in material purchases or orders. There are several other territories in which similar distribution agreements are being negotiated: India, UAE, Japan, Brazil, Peru, Mexico.”

(5)

Military/Government

14.	We note that you have installed one of your products at a National Guard Training Facility in New Jersey. Please discuss this arrangement in greater detail and explain if you have any written agreement in place for additional installations.

RESPONSE:

Item 2.01 of the Amendment has been revised to include the following expanded disclosure at page 16:

“WindStream has already made significant inroads with its first installation of the TurboMill® for the National Guard. This installation was completed in May 2012 at the National Guard, Sea Girt Training Facility in New Jersey. The installation at the National Guard Base in Sea Girt was an unpaid pilot to prove the efficiency of the product. We are currently in discussion with the Sea Girt base to deploy a full installation. The issues of sole sourcing the product so that Sea Girt may purchase, without needing to publish an RFP, are being considered by the Guard. WindStream is NOT on the GSA schedule. There is no formal contract as of this date, but we believe that this installation will be followed by installations with other National Guard posts in Rhode Island, Indiana and Georgia.”

Intellectual Property

15.	Revise to explain the status of your patent in greater detail, including a more enhanced discussion of what portions of your design and/or functionality, if any, are specifically protected under the patent. Please also update future amendments to discuss the status of your pending applications.

Item 2.01 of the Amendment has been revised to include the following expanded disclosure at page 22:

“The current approved patent: “Modular Wind Energy Unit with Simple Electrical Connections” # US 8,536,720 B2 defines the technology for interconnecting 2 or more turbines and generators in a single base and then interconnecting the units in series to create a scalable renewable energy system. This concept allows the Company a clear intellectual property advantage over competitors that are looking to design and create similar devices, maximizing and leveraging the shared components of a singular system. The intellectual property rights of the Company are being expanded upon though CIP (Continuation In Part) filings further extending the scope of coverage.”

Future filings by the company will include further updates of pending applications.

Results of Operations for the Three Months Ended March 31, 2013 and 2012

16.	Please clarify whether sales are expected to continue to grow at a similar rate for the foreseeable future. Consider including discussion of your current sales pipeline.

RESPONSE:

Item 2.01 of the Amendment has been revised to include the following expanded disclosure at page 31:

“Sales are continuing to grow at the pace seen in the Quarter ending March 31, 2013 and accelerating though sales relationships and current pilot customers that have gone or are going to commercial invoice. The quarter ending referenced above we sales made to new customers that wanted to test the products. Many of these customers have held successful trials and have committed to ordering more product. The new sales will eclipse the sales forecast originally defined in the Company’s proforma.

Current sales forecast have 2000 units going to a pilot customer in India, ACC Limited to help them comply with government mandated carbon reduction. BBNL will be purchasing units for the deployment of broadband hot spots throughout rural India. JPS will be expanding its sales efforts and channels throughout the Caribbean. Peru will be purchasing units for a government sponsored rural electrification project. Unit volumes and time lines for delivery are currently being discussed.”

17.	Please expand your discussion of operating expenses to identify the different components that make up these expenses and discuss how you are able to scale back operating costs as operations increase.

RESPONSE:

Item 2.01 of the Amendment has been revised to include expanded disclosure at page31(and similar expanded disclosure was included for the years ended December 31, 2012 and 2011 at page32) with respect to Research and Development and General and Administrative Expenses, the components of Operating Expenses.

(6)

Liquidity and Capital Resources

18.	Please also supplement your disclosure in this section with an expanded discussion of anticipated cash uses for the next fiscal year, correlating your cash needs with the specific costs to be incurred.

RESPONSE:

Item 2.01 of the Amendment has been revised to include the following expanded disclosure at page 32:

“ The Company will require additional funding to finance the growth of its current and expected future operations as well as to achieve its strategic objectives. The Company believes its current available cash along with anticipated revenues may be insufficient to meet its cash needs for the near future if it does not receive the anticipated additional funding, which include the raising of capital through debt and/or equity markets with some additional funding from other traditional financing sources, including term notes and lines of credit. Since the date of the share exchange pursuant to the Share Exchange Agreement, the Company has raised $550,000 through convertible note and warrant issuances, and an additional approximately $1.27 million through the issuance of approximately 9 million shares of common stock together with three-year warrants to purchase approximately 1.6 million shares at $0.25 per share and approximately 3.0 million shares at $0.50 per share. The Company anticipates that it will need approximately $3-5 million more in additional financing over the next twelve months in order to fully effectuate management’s growth plans and to sustain the Company’s existence. In addition to the debt and equity financing described above, the Company may need to incur additional liabilities with certain related parties. There can be no assurance that financing will be available in amounts or terms acceptable to the Company, if at all. In that event, the Company would be required to change its growth strategy and seek funding on that basis, if at all.”

19.	Explain what you mean by your anticipated “burn rate” with respect to your capital sources.

RESPONSE:

Item 2.01 of the Amendment has been revised to remove the reference to “burn rate”.

20.	Your disclosure indicates that you will require additional funding to meet your working capital needs over the next twelve months. Please expand your disclosure to discuss how you intend to obtain such funding (e.g. debt or equity financing) and discuss any progress you’ve made toward securing that funding.

RESPONSE:

Item 2.01 of the Amendment has been revised as described in the response to Comment 18 above at page 32.

Post Closing Principal Stockholders

21.	Please revise to include the shares of your common stock issuable pursuant to your convertible debt obligations.

RESPONSE:

The description of the Post Closing Principal Stockholder table on page 38 will be revised to clarify that it includes all “each person known to us to own more than 5% of our outstanding shares of common stock as of August 13, 2013, including shares issuable pursuant to convertible debt obligations, and by the officers and directors, individually and as a group.” However, the table itself will not change because none of such debt holders would hold 5% or more of our common stock upon conversion of such debt. We did, however, update the table to recent date.

Item 3.02 Unregistered Sales of Equity Securities

22.	With respect to the shares issued in connection with your consulting arrangement, explain how you determined the amount of shares and the specific services received as consideration for your stock.

RESPONSE:

Items 1.01 and 3.02 of the Amendment have been revised to include the expanded disclosure describe din the response to Comment 5 above at pages 5 and 42:

(7)

Item 4.01 Changes in Registrant’s Certifying Accountant

23.	Your disclosure indicates that you will file a copy of Weinberg’s letter by amendment to this 8-K. Please tell us what communications you have had with Weinberg concerning when you expect to receive such letter.

RESPONSE:

Amendment No. 2 to the Form 8-K was filed on September 5, 2013, which include the referenced letter. The disclosure is also included in the response to Comment 24 below.

24.	Your disclosure indicates that you did not consult with Malone Bailey during the fiscal year ended December 31, 2012 and the subsequent interim period. Please revise your disclosure to comply with Item 304(a)(2) of Regulation S-K, which requires the disclosure of consultations during the two most recent fiscal years and the subsequent interim period.

RESPONSE:

Item 4.01 of the Amendment has been revised to include the following expanded disclosure at page 43:

“(a) Dismissal of Independent Registered Public Accounting Firm

On August 12, 2013, our board of directors dismissed Weinberg & Company, P.A. (“Weinberg”), as our independent registered public accountant.

Weinberg’s report on the financial statements for the fiscal years ended June 30, 2012 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle, other than for a going concern.

During the fiscal the year ended June 30, 2012, and for the period May 28, 2008 (inception) to June 30, 2012, and in the subsequent interim period through August 12, 2013, the date of dismissal of Weinberg, there were no disagreements with Weinberg on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Weinberg, would have caused them to make reference to the subject matter of the disagreements in its reports on the financial statements for such year. During the fiscal years ended June 30, 2012 and 2011, and in the subsequent interim period through August 12, 2013, the date of dismissal of Weinberg, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

We have provided a copy of the above disclosures to Weinberg and requested Weinberg to provide it with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not Weinberg agrees with the above disclosures. A copy of Weinberg’s response letter is attached hereto as Exhibit 16.1.

(b) New Independent Registered Public Accounting Firm

On May 16, 2013, our board of directors approved the engagement of Malone Bailey, LLP (“Malone Bailey”), as the Company’s new independent registered public accounting firm.

During the fiscal year ended December 31, 2012, and the subsequent interim period prior to the engagement of Malone Bailey, the Company has not consulted Malone Bailey regarding (i) the application of accounting principles to any specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(o)(1)(iv)) or a reportable event (as defined in Item 304(a)(1)(v)).”

(8)

Item 5.03 Change in Fiscal Year, page 19

25.	Please revise to disclose the form on which the report covering the transition period will be filed.

RESPONSE:

We do not believe that a transition report is required. According to Section 12240 of the Division of Corporation Finance Financial Reporting Manual, in this case, given the accounting acquirer is Windstream Technologies, Inc., the private operating company, and the Form 8-K provides for audited financial statements of the two most recent fiscal year ends of Windstream Technologies, Inc. as of the date of the transaction (May 22, 2013) and the year-end of Windstream Technologies, Inc., the accounting acquirer is being adopted, no transition report is required. The registrant is assuming the year-end of the accounting acquirer and has provided two years of audited information on a December year end basis and unaudited information through March 31, 2013 for the period immediately preceding the date of the transaction.

Exhibit 99.2 Financial Statements of Windstream Technologies, Inc.

26.	We note that you have included unaudited financial statements as of March 31, 2013. Given that your Form 8-K/A was filed on August 16, 2013; please tell us why you did not include unaudited financial statements as of June 30, 2013.

RESPONSE:

Given the transaction closed on May 22, 2013, the period prior to the business combination given Windstream Technologies, Inc.’s year end is December is March 31. We believe we complied with Reg S-X 3-05 on the financial statements of Businesses Acquired in providing two years of audited information and stub period information through the period (quarter) immediately prior to the transaction date. Additionally, because Windstream Technologies, Inc. is the accounting acquirer and the year-end of Windstream Technologies, Inc. has been adopted, the first quarter end subsequent to the transaction date on Windstream Technologies, Inc.’s year end was June 30, 2013 and the 10Q filed for June 30, 2013 reflects the financial statements and information of Windstream Technologies, Inc.as of June 30, 2013 and for the 3 and 6 months ended June 30, 2013 and 2012.

The Company acknowledges that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/S/ Scott C. Kline

cc: Jerard Gibson, Attorney-Advisor